UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 8)

BECKMAN COULTER, INC.

(Name of Subject Company)

DJANET ACQUISITION CORP.

DANAHER CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

075811109

(Cusip Number of Class of Securities)

Jonathan P. Graham

Senior Vice President - General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019-6150

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,540,586,458.22	$759,362.09

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 78,330,377 outstanding shares of common stock of Beckman Coulter, Inc. (“Beckman Coulter”), calculated on a fully diluted basis per information provided by Beckman Coulter, at a purchase price of $83.50 cash per share, as of February 11, 2011, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$759,362.09.	Filing Party:	Danaher Corporation and Djanet Acquisition Corp.
Form or Registration No.:	Schedule TO.	Date Filed:	February 15, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 8 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011, as amended on March 2, 2011, March 9, 2011, March 23, 2011, April 18, 2011, April 20, 2011, May 31, 2011 and June 16, 2011, and is filed by (i) Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), and (ii) Danaher. The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Beckman Coulter, Inc., a Delaware corporation (“Beckman Coulter”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 7.	Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 10—“Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by replacing it in its entirety with the following:

“Consummation of the Offer (and the Merger) is not conditioned on receipt of financing. There is no financing condition to the Offer or the Merger.

Purchaser estimates that the total amount of funds needed to purchase all Shares pursuant to the Offer, pay the Merger Consideration in connection with the Merger and pay related fees, expenses and other amounts expected to become due and payable by Purchaser as a result of the Offer and the Merger (other than the retirement of Beckman Coulter’s convertible notes) will be approximately $6.0 billion (the “Closing Obligations”). Purchaser estimates that the total amount of funds it will need to retire Beckman Coulter’s outstanding convertible notes (including with respect to Shares underlying such notes that are properly converted as a result of the conversion right arising out of the consummation of the Offer, with funding and settlement of any such conversion occurring 24 trading days after conversion) will be approximately $700 million. Danaher will provide Purchaser with sufficient funds to satisfy these obligations, which total approximately $6.7 billion and, with respect to the $700 million of such amount associated with the convertible notes, such portion is expected to become due and payable only after the consummation of the Offer and the Merger. In addition, as a result of the Offer and the Merger, Danaher will assume approximately $800 million of indebtedness and acquire approximately $450 million of cash, net of the fees, expenses and other amounts expected to become due and payable by Beckman Coulter as a result of the Offer and the Merger.

As of June 17, 2011, Danaher had, and as of June 20, 2011, Danaher has, aggregate committed financing for the Offer and Merger of $6.75 billion (an amount that exceeds the amount of funds required to consummate the transactions) consisting of $3.0 billion of committed financing under Danaher’s 364-day revolving credit facility (the “Bridge Facility”), $1.45 billion of committed financing under Danaher’s existing $1.45 billion multi-year revolving credit facility (the “Existing Facility”) and $2.3 billion of available cash. Following the expected June 21, 2011 closing of the Common Stock Offering (as defined below), Danaher anticipates having aggregate committed financing for the Offer and Merger of $7.72 billion.

In lieu of relying on the Bridge Facility or the Existing Facility however, Danaher expects to fund the Closing Obligations and the retirement of Beckman Coulter’s outstanding convertible notes through (1) approximately $2.3 billion of available cash, (2) anticipated net proceeds, after expenses and the underwriters’ discount, of approximately $965.3 million from the issuance of Danaher common stock, which is expected to close on June 21, 2011 (including proceeds from the exercise of the underwriters’ option to purchase additional shares of common stock, which was exercised in full) as reported in Danaher’s Current Report on Form 8-K filed with the SEC on June 15, 2011 (the “Common Stock Offering”), (3) approximately $1.8 billion of net proceeds from the sale of senior unsecured notes that Danaher expects to issue prior to the closing of the Offer (the “Senior Notes Offering”), and (4) approximately $1.65 billion of net proceeds from the sale of commercial paper that Danaher expects to issue under its $4.0 billion U.S. commercial paper program prior to the closing of the Offer.

In the event that Danaher is unable to issue the senior unsecured notes in the desired amount pursuant to the Senior Notes Offering prior to closing of the Offer, Danaher intends to finance any shortfall by issuing additional commercial paper, and if Danaher is unable to issue commercial paper in the required amount, Danaher intends to finance any shortfall with borrowings under the Bridge Facility and/or the Existing Facility.

Commercial Paper Program

Under Danaher’s $4.0 billion U.S. commercial paper program, Danaher may issue and sell unsecured, short-term promissory notes, in aggregate principal amount not to exceed $4.0 billion, with maturities not in excess of 397 days from the date of issue pursuant to an exemption from federal and state securities laws. The commercial paper notes are not redeemable prior to maturity and are not subject to voluntary prepayment. Interest expense on the notes is paid at maturity and is generally based on the ratings assigned by credit rating agencies at the time of the issuance and prevailing market rates measured by reference to the London inter-bank offered rate. This description of Danaher’s U.S. commercial paper program is qualified in its entirety by reference to the Commercial Paper Dealer Manager Agreement, the Commercial Paper Issuing and Paying Agent Agreement and the Commercial Paper Dealer Agreement, filed as Exhibits (b)(1), (b)(2) and (b)(3) hereto, respectively, and incorporated herein by reference.

364-Day Revolving Credit Facility

In connection with the Offer, on June 17, 2011, Danaher entered into a 364-day revolving credit facility, the Bridge Facility, with Morgan Stanley Senior Funding, Inc., as Administrative Agent, Morgan Stanley Senior Funding, Inc., Barclays Capital, Citigroup Global Markets Inc., and UBS Securities LLC, as joint lead arrangers and joint book managers, and a syndicate of lenders from time to time party thereto (the “Lenders”). The Bridge Facility provides for a borrowing capacity of up to $3.0 billion (provided that commitments under the Bridge Facility will be reduced by the net cash proceeds of certain equity or debt issuances by Danaher or any of its subsidiaries completed on or after June 17, 2011, including the net proceeds of the Senior Notes Offering but excluding the net proceeds of the Common Stock Offering (but in no event shall the foregoing require aggregate commitments to be reduced to below $2.2 billion)). The Bridge Facility, together with the $1.45 billion Existing Facility, provide credit support for the issuance of up to the full $4.0 billion of commercial paper capacity under Danaher’s U.S. commercial paper program.

Danaher’s obligations under the Bridge Facility are unsecured, and the Bridge Facility is prepayable at Danaher’s option in whole or in part without premium or penalty. Amounts outstanding under the Bridge Facility are expected to be repaid in the ordinary course of business. The Bridge Facility expires on June 16, 2012 (the “Scheduled Termination Date”), subject to a one-year extension option at the request of Danaher and with the consent of the Lenders. Danaher may elect, upon the payment of a fee equal to 1% of the principal amount of the loans then outstanding, to convert any loans outstanding on the Scheduled Termination Date into term loans that are due and payable one year following the Scheduled Termination Date (the “Term Loan Conversion”).

The effectiveness of the Bridge Facility is conditioned on the following: the absence of a material adverse change, the absence of breaches of representations and warranties and defaults under the Agreement, certain documentation requirements, and payment of fees and expenses due under the Bridge Facility. The obligation of the Lenders to make the initial advance under the Bridge Facility is conditioned on the Offer occurring in accordance with the Merger Agreement. The Bridge Facility contains customary representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants, including covenants that, among other things, restrict the ability of Danaher and certain of its subsidiaries to: incur liens; sell or otherwise dispose of all or substantially all of Danaher’s assets; enter into mergers or consolidations; and use proceeds of borrowings under the Bridge Facility for other than permitted uses. These covenants are subject to a number of important exceptions and qualifications. Certain changes of control would constitute an event of default under the Bridge Facility.

Borrowings under the Bridge Facility bear interest as follows: (1) Eurodollar Rate Loans (as defined in the Bridge Facility) bear interest at a variable rate per annum equal to London inter-bank offered rate plus a margin of between 100 and 125 basis points, depending on Danaher’s credit rating from time to time (or a margin of between 200 and 225 basis points from and after the date of any Term Loan Conversion); and (2) Base Rate Loans (as defined in the Bridge Facility) bear interest at a variable rate per annum equal to the highest of (a) the Federal funds rate (as published by the Federal Reserve Bank of New York from time to time) plus 1/2 of 1%, (b) the Prime Lending Rate as published in The Wall Street Journal from time to time and (c) the Eurodollar Rate plus 1%, plus in each case a margin of up to 25 basis points depending on Danaher’s credit rating from time to time (or a margin of between 100 and 125 basis points from and after the date of any Term Loan Conversion). In addition, Danaher is required to pay a per annum commitment fee of between 7.5 and 12.5 basis points (depending on Danaher’s credit rating from time to time) based on the aggregate commitments under the Bridge Facility, less the amount of any outstanding borrowings under the Bridge Facility. In the event that the credit ratings assigned to Danaher by nationally recognized debt rating agencies are downgraded as set forth in the Bridge Facility, the interest rate and commitment fee under the revolving loan facility are subject to incremental upward adjustments. The Bridge Facility requires Danaher to maintain a consolidated leverage ratio (as defined in the Bridge Facility) of 0.65 to 1.00 or less.

The description of the Bridge Facility set forth herein is qualified in its entirety by reference to the full text of the Bridge Facility, a copy of which is attached hereto as Exhibit (b)(4) hereto and is incorporated by reference herein. For additional description of the Bridge Facility, please see the Current Report on Form 8-K filed by Danaher on June 17, 2011.

Multi-Year Revolving Credit Facility

The Existing Facility is an unsecured $1.45 billion multicurrency revolving credit facility with a syndicate of banks that expires on April 25, 2012. Amounts outstanding under the Existing Facility are expected to be repaid in the ordinary course of business. Under the Existing Facility, interest is based on, at Danaher’s option (1) a LIBOR-based formula that is dependent in part on Danaher’s credit rating, (2) a formula based on the higher (as of the date of determination) of Bank of America’s prime rate or the Federal funds rate plus 50 basis points, or (3) the rate of interest bid by a particular lender for a particular loan under the facility. The Existing Facility requires Danaher to maintain a consolidated leverage ratio (the ratio of consolidated indebtedness to consolidated indebtedness plus stockholders’ equity) as of the last day of each quarter of 0.65 to 1.00 or less. As of December 31, 2010, Danaher was in compliance with this covenant. The Existing Facility also contains representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants substantially similar to those contained in the Bridge Facility. The description of the Existing Facility set forth herein is qualified in its entirety by reference to the full text of the Existing Facility, as amended, a copy of which is attached hereto as Exhibits (b)(5)-(6) hereto and incorporated by reference herein. For additional description of the Existing Facility, please see the description of the Existing Facility included in Danaher’s Annual Report on 10-K for the year ended December 31, 2010.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

“(b)(1)	Commercial Paper Dealer Agreement between Danaher Corporation, as Issuer, and Goldman, Sachs & Co., as Dealer, dated May 5, 2006 (incorporated in this Schedule TO by reference to Exhibit 10.22 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009 filed by Danaher Corporation on February 22, 2010).

(b)(2)	Commercial Paper Issuing and Paying Agent Agreement by and between Danaher Corporation and Deutsche Bank Trust Company Americas, dated May 5, 2006 (incorporated in this Schedule TO by reference to Exhibit 10.23 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009 filed by Danaher Corporation on February 22, 2010).

(b)(3)	Commercial Paper Dealer Agreement between Danaher Corporation, as Issuer, and Citigroup Global Markets Inc., as Dealer, dated November 6, 2006 (incorporated in this Schedule TO by reference to Exhibit 10.24 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009 filed by Danaher Corporation on February 22, 2010).

(b)(4)	Credit Agreement, dated as of June 17, 2011, among Danaher Corporation, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Morgan Stanley Senior Funding, Inc., Barclays Capital, Citigroup Global Markets Inc., and UBS Securities LLC, as Joint Lead Arrangers and Joint Book Managers, and the lenders referred to therein (incorporated in this Schedule TO by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Danaher Corporation on June 17, 2011).

(b)(5)	Credit Agreement, dated as of April 25, 2006, among the lenders referred to therein, Banc of America Securities LLC and Citigroup Global Markets Inc. as Joint Lead Arrangers and Joint Book Managers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, Citibank, N.A., as Syndication Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association, as Documentation Agents (the “2006 Credit Agreement”) (incorporated in this Schedule TO by reference to Exhibit 10.20 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009 filed by Danaher Corporation on February 22, 2010).

(b)(6)	First Amendment to the 2006 Credit Agreement (incorporated in this Schedule TO by reference to Exhibit 10.27 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007 filed by Danaher Corporation on February 21, 2008).”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2011

Djanet Acquisition Corp.

By:	/s/ Robert S. Lutz
Name: Robert S. Lutz
Title: Vice President, Treasurer and Secretary

Danaher Corporation

By:	/s/ Robert S. Lutz
Name: Robert S. Lutz
Title: Senior Vice President – Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated February 15, 2011.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated February 15, 2011.*

(a)(5)(A)	Press Release issued by Danaher Corporation on February 7, 2011 (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 7, 2011).*

(a)(5)(B)	Transcript of Investor Call held February 7, 2011 regarding announcement of Merger Agreement (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 8, 2011).*

(a)(5)(C)	Investor Presentation (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 9, 2011).*

(a)(5)(D)	Joint Press Release issued by Danaher Corporation and Beckman Coulter, Inc. on March 9, 2011.*

(a)(5)(E)	Press Release issued by Danaher Corporation on March 22, 2011*

(a)(5)(F)	Press Release issued by Danaher Corporation on April 20, 2011*

(a)(5)(G)	Press Release issued by Danaher Corporation on May 31, 2011*

(a)(5)(H)	Press Release issued by Danaher Corporation on June 16, 2011*

(b)(1)	Commercial Paper Dealer Agreement between Danaher Corporation, as Issuer, and Goldman, Sachs & Co., as Dealer, dated May 5, 2006 (incorporated in this Schedule TO by reference to Exhibit 10.22 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009 filed by Danaher Corporation on February 22, 2010).

(b)(2)	Commercial Paper Issuing and Paying Agent Agreement by and between Danaher Corporation and Deutsche Bank Trust Company Americas, dated May 5, 2006 (incorporated in this Schedule TO by reference to Exhibit 10.23 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009 filed by Danaher Corporation on February 22, 2010).

(b)(3)	Commercial Paper Dealer Agreement between Danaher Corporation, as Issuer, and Citigroup Global Markets Inc., as Dealer, dated November 6, 2006 (incorporated in this Schedule TO by reference to Exhibit 10.24 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009 filed by Danaher Corporation on February 22, 2010).

(b)(4)	Credit Agreement, dated as of June 17, 2011, among Danaher Corporation, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Morgan Stanley Senior Funding, Inc., Barclays Capital, Citigroup Global Markets Inc., and UBS Securities LLC, as Joint Lead Arrangers and Joint Book Managers, and the lenders referred to therein (incorporated in this Schedule TO by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Danaher Corporation on June 17, 2011).

(b)(5)	Credit Agreement, dated as of April 25, 2006, among the lenders referred to therein, Banc of America Securities LLC and Citigroup Global Markets Inc. as Joint Lead Arrangers and Joint Book Managers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, Citibank, N.A., as Syndication Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, JPMorgan Chase Bank, N.A. and Wachovia Bank, National Association, as Documentation Agents (the “2006 Credit Agreement”) (incorporated in this Schedule TO by reference to Exhibit 10.20 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009 filed by Danaher Corporation on February 22, 2010).

(b)(6)	First Amendment to the 2006 Credit Agreement (incorporated in this Schedule TO by reference to Exhibit 10.27 to Danaher Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007 filed by Danaher Corporation on February 21, 2008).

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of February 6, 2011 among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 10, 2011).*

(d)(2)	Confidentiality Agreement dated as of November 16, 2010 between Beckman Coulter, Inc. and Danaher Corporation.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.